UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: March 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

On March 15, 2022, Maxeon Solar Technologies, Ltd. (the “Company”) issued a press release announcing that the Company will supply high-efficiency bifacial solar panels to Cypress Creek Renewables use in utility-scale projects in the United States. A copy of the press release is filed herewith as Exhibit 99.1.

Separately, pursuant to the terms of the November 16, 2021 Silicon Wafer Master Supply Agreement between the Company and Zhonghuan Hong Kong Limited (TZS HK”), on March 14, 2022, the Company and TZS HK agreed to the terms of an addendum, pursuant to which TZS HK will supply the Company P-Type G12 Wafers for calendar year 2023. The Company intends to use these wafers for the manufacture of its Performance line solar modules.

Maxeon to Supply Approximately 315MWdc of its Performance Line Solar Panels to Cypress Creek Renewables

In line with the Company’s efforts to expand sales of its Performance line solar panels to US utility-scale customers, on March 7, 2022, Maxeon Americas, Inc., a subsidiary of the Company (“Maxeon”) entered into two Module Supply Agreements (the “Supply Agreements”) with two wholly-owned subsidiaries of Cypress Creek Renewables (“CCR”). Under the Supply Agreements, Maxeon has agreed to sell approximately 210MWdc of its Performance line solar panels for a utility-scale project located in Texas, as well as approximately 105MWdc of Performance line solar panels for a utility-scale project in Washington. Deliveries are scheduled to begin in June, 2023, with the final solar panel deliveries scheduled for January, 2024. Under each Supply Agreement, CCR has agreed to make an advance payment equal to approximately one-third of the total Supply Agreement price. Half of each advance payment will be made in March, 2022 and the other half will be paid once Maxeon has achieved certain manufacturing thresholds at its Mexicali, Mexico facility. Maxeon has agreed to provide a letter of credit reflective of customary market terms within the solar industry.

The Supply Agreements contain certain technical terms and conditions, such as setting out detailed quality, testing, and performance specifications. In the event the Company is unable to deliver conforming solar panels pursuant to the required delivery schedule, the Company is required to pay damages for such delivery delays subject to an agreed upon cap. In the event that delay damage liability reaches the cap, CCR may terminate the Supply Agreements for cause. All solar panels will be covered by a 12-year product warranty, and a 30-year power warranty. The Supply Agreements also contain a termination for convenience provision whereby CCR may terminate each Supply Agreement early (in whole or in part), provided CCR pays certain liquidated damages to the Company. The Supply Agreements also contain provisions customary within the solar industry such as limitation of liability, termination for cause, force majeure, change in law, tariff-sharing arrangement, compliance with applicable environmental, social and governance laws, and credit support requirements.

Maxeon and Zhonghuan Hong Kong Limited Agree on the Purchase of P-Type G12 Wafers for Year 2023

On March 14, 2022, the Company and TZS HK entered into an addendum (the “Addendum”) to the November 16, 2021 Silicon Wafer Master Supply Agreement (the “SWM Supply Agreement”). Under the Addendum, TZS HK agreed to extend its sales of P-Type G12 wafers to meet the Company’s volume requirements for calendar year 2023. These P-Type G-12 wafers are intended to be incorporated into the Company’s Performance line modules planned for manufacturing in Malaysia and Mexico, which will then be sold into the United States.

TZS HK is an affiliate of our 24.9% shareholder, Tianjin Zhonghuan Semiconductor Co., Ltd. The SWM Supply Agreement applies to purchases made under the Addendum and sets out the general framework and other customary operational and legal terms which govern the Company’s and its subsidiaries’ purchases of silicon wafers from TZS HK . These terms include engineering changes, supply chain management, inspection, representations and warranties, and legal compliance.

The SWM Supply Agreement is attached as Exhibit 99.1 to our Report on Form 6-K furnished with the Securities and Exchange Commission (“SEC”) on November 17, 2021, and available on SEC’s website at www.sec.gov.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

March 15, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer

EXHIBITS

Exhibit	Title

99.1	Press release dated March 15, 2022